SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

MAGAL SECURITY SYSTEMS LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 56100 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

Magal Security Systems Ltd.

MAGAL SECURITY SYSTEMS LTD. ANNOUNCES THE RESIGNATION OF A DIRECTOR

YAHUD, Israel – October 9, 2014 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) (the “Company”) today announced that Mr. Shaul Kobrinsky, a member of the Company’s board of directors (the “Board”), has resigned from the Board. Mr. Kobrinsky also served as an external director pursuant to the requirements of the Israeli Companies Law. In that capacity, he served as a member of the Company’s audit and  compensation committees. Mr. Kobrinsky’s resignation was mandated by the independence provisions applicable to external directors under Israeli law as a result of his affiliation with Fimi Opportunity Fund, which recently became the largest shareholder of the Company.

The Company intends to schedule an extraordinary general meeting of its shareholders in the near future to elect a new external director who will meet the independence  requirements of the Israeli Companies Law, the Securities and Exchange Commission and  the NASDAQ listing rules. Once elected, the Company intends that such external director will be appointed to serve as a member of the Company's audit and compensation committees in order to comply with NASDAQ listing rules.

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD.
(Registrant)

By: /s/Eitan Livneh
Eitan Livneh
President and
Chief Executive Officer

Date:  October 9, 2014